Interim Financial Information

Flex LNG Ltd.

Second Quarter 2024
August 14, 2024

August 14, 2024 - Hamilton, Bermuda
Flex LNG Ltd. ("we", "us", "our", "Flex LNG", or the “Company”) today announced its unaudited financial results for the six months ended June 30, 2024.

Highlights:
A summary of our financial highlights for the quarter are below:

	Q2 2024	Q1 2024
Vessel operating revenues	$84.7m	$90.2m
Net income	$21.8m	$33.2m
Earnings per share (basic)	$0.41	$0.62

Cash and cash equivalents	$370.2m	$383.2m
Vessels and equipment, net	$2,190.0m	$2,202.3m
Long-term debt	$(1,760.4)m	$(1,786.3)m

Non-GAAP Measures [1]
Time Charter Equivalent rate	$72,385	$76,539
Adjusted EBITDA	$63.2m	$70.6m
Adjusted net income	$30.4m	$37.9m
Adjusted earnings per share (basic)	$0.56	$0.70

(1)Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included at the end of this earnings report.

A summary of key events for the quarter:
•In April 2024 and May 2024, we successfully completed our scheduled drydocking for Flex Constellation and Flex Courageous, respectively, on-time and on-budget;
•In April 2024, the charterer of Flex Endeavour exercised an option to extend the time charter by 500 days from the Q3 2030 to Q1 2032;
•In May 2024, Flex Constellation commenced a time charter with a large Asian utility and asset backed LNG trader. The charter has a firm period ending at the end of Q1 2025 and the charterer has the option to extend by an additional one year to the end of Q1 2026;
•In July 2024, we received credit-approved term sheets for a six-year $270 million term and revolving credit facility. The refinancing will repay the full amount outstanding under the existing tranches of the $375 Million Facility, in respect of Flex Aurora and Flex Ranger;
•In July 2024, we also received credit-approved term sheets for a $160 million, ten-year sale and leaseback with an Asian-based lease provider for Flex Endeavour. Following the refinancing, the $375 Million Facility will be fully repaid; and
•The Company declared a dividend for the second quarter 2024 of $0.75 per share. The dividend is payable on or about September 12, 2024 to shareholders, on record as of August 29, 2024.

1	Flex LNG Ltd. Second Quarter Results 2024

Øystein M Kalleklev, CEO of Flex LNG Management AS, commented:
“Flex LNG’s second quarter came in as guided with revenues of $84.7 million, which was in line with our guidance of “close to $85 million”. The second quarter is generally the weakest quarter of the year, and this was also the case this year with spot earnings bottoming out during the first half of the quarter in line with the normal seasonal pattern. Seasonally low spot rates affected the quarterly earnings for Flex Artemis, our only ship on variable hire linked to the spot market, as well as Flex Constellation, which traded spot for a short period during April and May before she commenced a 10-month fixed hire Time Charter in May. This new Time Charter is this fixed until end of first quarter 2025 with the charterer having an option to extend her by one year until end of first quarter 2026. On the bottom line we delivered net income and adjusted net income of $21.8 million and $30.4 million respectively.

The seasonal slowdown in the market during the second quarter is also the reason why we put two ships in drydock during the quarter. During the quarter, we completed the five-year special survey of the sister ships Flex Constellation and Flex Courageous according to plan and budget. Both ships were back in operation during the quarter, and we have no more drydocking stays planned for the rest of the year. We expect our revenues to increase in the second half of the year due a new fixed hire contract for Flex Constellation, higher earnings for the ship with variable hire as spot rates have been picking up and the fact that we have no more scheduled off-hire for the year. For the third quarter, we therefore expect revenues to increase to approximately $90 million.

While we recently carried out a balance sheet optimization program, we haven’t stopped exploring ways to further optimize our balance sheet. Hence, we are today pleased to announce two new financing facilities. On the back of the recent charter extension of Flex Endeavour, we have secured an attractive $160 million sale and leaseback maturing in 2034. Additionally, we have secured a new $270 million bank loan for Flex Aurora and Flex Ranger which will mature in 2030. These two new facilities will refinance an existing $375m bank facility, subject to final documentation and customary closing conditions. The $375 million facility is our first scheduled debt maturity in Q2-2028. Hence, by refinancing this facility we have not only addressed our first debt maturity, but we have achieved lower cost of financing, extended debt maturity and repayment profile while at the same time raising net cash proceeds of approximately $97 million.

At quarter-end, we had a healthy cash balance of $370m. Our pro-forma cash balance adjusted for this refinancing thus increase to a solid $467 million. The combination of a solid cash position, high degree of earnings visibility with minimum 47 years of firm backlog which may grow to 66 years if charterers utilize their extension options, improved earnings outlook for the second half of the year and the positive long-term outlook for the LNG market all contribute to Flex LNG being well positioned and this is reflected in our dividend. For the second quarter, the Board has declared a dividend of $0.75 per share. The trailing twelve months dividend is thus $3.125 per share which gives our investors an attractive dividend yield of approximately 12 per cent per annum.”

2	Flex LNG Ltd. Second Quarter Results 2024

Business Update and Fleet Overview

In April 2024, the charterer of Flex Endeavour exercised an option to extend the firm period of the time charter by 500 days. The firm period is now scheduled to expire in the first quarter of 2032. As announced on November 23, 2022, in connection with the option extensions in respect of three ships, the charterer has one further option to extend the time charter period by one additional year to the first quarter of 2033.

In April and May 2024, we successfully completed the drydocking for Flex Constellation and Flex Courageous, respectively, in accordance with the guided timing and cost. We are required to drydock each of our vessels every five years. We are scheduled to have four drydockings in 2025, three drydockings in 2026 and no drydockings in 2027.

In April 2024, following its successful drydock, Flex Constellation was employed in the spot market. In May 2024, we signed a time charter agreement for Flex Constellation with a large Asian utility and asset backed LNG trader for a minimum period of 312 days with the firm period scheduled to end in the first quarter of 2025. The charterer has the option to extend the charter by an additional one-year, which could extend the firm period to the end of the first quarter of 2026.

In April 2024, the Board of Directors announced the election of Ola Lorentzon as the new Chairman of the Board of Directors. Mr. Lorentzon replaced David McManus who did not stand for re-election as a Director at the AGM.

We achieved technical uptime, excluding drydocks, on our vessels of 100.0% in the second quarter 2024.

The firm contract coverage as of the date of this report is 100% for the remainder of 2024 and 91% for 2025. At the date of this report, the aggregate firm contract backlog for the fleet is 47 years based on the earliest charter expirations, which could increase to 66 years if our charterers exercise all of the contracted options.

For the remainder of 2024 and 2025 respectively, we have 7.7% and 13.8% exposure to the spot market depending on charterers' options. The 2024 exposure is due to our market-linked variable hire contract for Flex Artemis.

3	Flex LNG Ltd. Second Quarter Results 2024

The following table sets forth an overview of our fleet as of August 14, 2024:

Vessel Name	Year Built	Shipyard(1)	Cargo Capacity (cbm)	Propulsion(2)	Boil off rate	Charter expiration(3)	Expiration with Charterer options(4)
Flex Endeavour	2018	HO	173,400	MEGI+PRS	0.075%	Q1 2032	Q1 2033
Flex Enterprise	2018	HO	173,400	MEGI+PRS	0.075%	Q2 2029	NA
Flex Ranger	2018	SHI	174,000	MEGI	0.085%	Q1 2027	NA
Flex Rainbow	2018	SHI	174,000	MEGI	0.085%	Q1 2033	NA
Flex Constellation	2019	HO	173,400	MEGI+PRS	0.075%	Q1 2025	Q1 2026
Flex Courageous	2019	HO	173,400	MEGI+PRS	0.075%	Q1 2027	Q1 2029
Flex Aurora	2020	HSHI	174,000	X-DF	0.085%	Q2 2026	Q2 2028
Flex Amber	2020	HSHI	174,000	X-DF	0.085%	Q2 2029	NA
Flex Artemis	2020	HO	173,400	MEGI+FRS	0.035%	Q3 2025	Q3 2030
Flex Resolute	2020	HO	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2029
Flex Freedom	2021	HO	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2029
Flex Volunteer	2021	HSHI	174,000	X-DF	0.085%	Q1 2026	Q1 2028
Flex Vigilant	2021	HSHI	174,000	X-DF	0.085%	Q2 2031	Q2 2033

(1)    As used in this report, "HO" means Hanwha Ocean (formerly known as Daewoo Ship building and Marine Engineering Co. Ltd.), "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd. Each is located in South Korea.

(2)    "MEGI" refers to M-type Electronically Controlled Gas Injection propulsion systems and "X-DF" refers to Generation X Dual Fuel propulsion systems. "FRS" and "PRS" refers to Full or Partial Re-liquefaction Systems.

(3)    The expiration of our charters is considered the firm period known to the Company as of August 14, 2024, however these are generally subject to re-delivery windows ranging from 15 to 45 days before or after the expiration date.

(4)    Where charterers have extension option(s) to be declared on a charter; the expiration provided assumes all extension options have been declared by the charterer for illustrative purposes.

Finance update
As of June 30, 2024, the Company had cash and cash equivalents of $370.2 million, which includes an aggregate of $400.0 million of fully drawn revolving tranches under the $375 Million Facility and the $290 Million Facility.

As of June 30, 2024, the Company had total long-term debt of $1,760.4 million, with the current portion of $104.1 million and non-current portion of $1,656.3 million.

4	Flex LNG Ltd. Second Quarter Results 2024

In July 2024, the Company received credit-approved term sheets for a $270 million term and revolving credit facility (the "$270 Million Facility"). The $270 Million Facility will re-finance the amounts outstanding under the $375 Million Facility, in respect of Flex Aurora and Flex Ranger. The facility is comprised of a $90 million term loan facility with a six-year repayment profile and a non-amortizing $180 million revolving credit facility, resulting in an average age-adjusted repayment profile of 22 years. The facility has an interest rate of SOFR plus 185 basis points.

Also in July 2024, the Company received credit-approved term sheets for a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Endeavour (the "Flex Endeavour Sale and Leaseback"). The Flex Endeavour Sale and Leaseback will re-finance the amounts outstanding under the $375 Million Facility, in respect of Flex Endeavour. Under the terms of the agreement, the vessel will be sold for a consideration of $160 million, with a bareboat charter of approximately 9.9 years. The bareboat rate payable under the lease has a fixed element based on a fixed rate of interest and a variable element based on term SOFR plus a margin. The Company has the options to terminate the lease and repurchase the vessel at fixed price after approximately 8.5 years.

The aforementioned re-financings of the $375 Million Facility to be replaced with the Flex Endeavour Sale and Leaseback and the $270 Million Facility are expected to close in the fourth quarter 2024, subject to final documentation and customary closing conditions. As a result of the re-financings, the Company will receive net cash proceeds of approximately $97 million.

In August 2024, the Company terminated two forward-start, mirror interest rate swaps with notional principals of $100 million each. The positive proceeds at the date of termination were used to enter into a new $100 million interest rate swap with a fixed rate of interest of 0.825% swapped for a floating rate based on SOFR. The new swap has the same duration as the terminated swaps, which had an effective date in March 2026 and a maturity date of March 2032.

The Company shortened the duration of two interest rate swaps by an aggregate 14 years resulting in cash proceeds of $5.0 million and $5.4 million in the March and April 2024, respectively. Both swaps each have a notional principal of $50 million and have fixed interest rates of 1.91% and 2.15%, respectively. The expiration date of both swaps has shortened from July 2032 to July 2025.

Results for the three months ended June 30, 2024 and March 31, 2024
The Company recorded vessel operating revenues of $84.7 million for the second quarter 2024, compared to $90.2 million in the first quarter 2024. The decrease in revenue is due to a seasonal decrease in the spot market rates, which affected the variable rate hire contract for Flex Artemis and the Flex Constellation, whilst operating in the spot market between charters and the drydocks of Flex Constellation and Flex Courageous resulting in offhire days in the second quarter 2024.

5	Flex LNG Ltd. Second Quarter Results 2024

Voyage expenses, which include voyage specific expenses, broker commissions and bunker consumption, were $0.7 million in the second quarter 2024, compared to $0.6 million in the first quarter 2024.

Vessel operating expenses were $17.8 million in the second quarter 2024, compared to $16.7 million in the first quarter 2024.

Administrative expenses were $2.7 million in the second quarter 2024, compared to $2.5 million in the first quarter 2024.

Depreciation was $18.9 million in the second quarter 2024, compared to $18.5 million in the first quarter 2024.

Interest income was $1.1 million in the second quarter 2024, compared to $0.9 million in the first quarter 2024.

Interest expense was $27.1 million in the second quarter 2024, compared to $26.7 million in the first quarter 2024.

The Company recorded a gain on derivatives of $3.5 million in the second quarter 2024, which includes a net unrealized loss of $3.4 million as a result of a change in fair value of our interest rate swap derivatives and a net realized gain of $6.8 million on interest rate swap settlements in the period. This compares to a gain on derivatives for the first quarter 2024 of $7.3 million, which included a net unrealized gain of $0.7 million and a net realized gain of $6.6 million.

The Company recorded a foreign exchange gain of $0.1 million in the second quarter 2024, compared to a $0.4 million loss in the first quarter 2024.

The Company recorded a loss to other financial items of $0.2 million in the second quarter 2024, compared to a gain of $0.1 million in the first quarter 2024.

Net income for the second quarter 2024 was $21.8 million and basic earnings per share were $0.41, compared to a net income of $33.2 million and basic earnings per share of $0.62 for the first quarter 2024.

Adjusted EBITDA1 was $63.2 million for the second quarter 2024, compared to $70.6 million for the first quarter 2024.

1 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

6	Flex LNG Ltd. Second Quarter Results 2024

Adjusted net income2 for the second quarter 2024 was $30.4 million and adjusted earnings per share of $0.56, compared to an adjusted net income of $37.9 million and adjusted earnings per share of $0.70 for the first quarter 2024.

The time charter equivalent rate2 for the second quarter 2024 was $72,385 per day compared to $76,539 per day for the first quarter 2024.

Results for the six months ended June 30, 2024 and June 30, 2023
Vessel operating revenues were $174.9 million for the six months ended June 30, 2024 compared to $179.2 million for the six months ended June 30, 2023. The decrease in vessel operating revenues is due to the decline in the spot market affecting Flex Artemis and Flex Constellation as well as declaration of extension options for Flex Resolute and Flex Courageous resulting in a negative revenue recognition effect. These two time charters are the only time charters in our contract portfolio with lower optional rate than the initial firm period. On average, the charter rates under the remaining options are approximately 17% higher than the initial firm period. These two effects are offset by the Company completing two drydocks in 2024 compared to four drydocks in 2023, thus resulting in lower off-hire for the period.

Voyage expenses, which include voyage specific expenses, broker commissions and bunker consumption, were $1.3 million for the six months ended June 30, 2024 compared to $1.0 million for the six months ended June 30, 2023.

Vessel operating expenses were $34.5 million for the six months ended June 30, 2024, compared to $33.0 million for the six months ended June 30, 2023. The increase in vessel operating expenses is as a result of the some of the vessels reaching running hour milestones resulting in additional cost in relation to routine main engine and auxiliary engine servicing.

Administrative expenses were $5.3 million for the six months ended June 30, 2024 compared to $6.1 million for the six months ended June 30, 2023. The decrease in administrative expenses is principally due to a decrease in performance related bonuses in 2024 when compared to 2023.

Depreciation for the six months ended June 30, 2024 amounted to $37.5 million compared to $35.9 million for the six months ended June 30, 2023. The increase in depreciation is as a result of six drydocks completed between 2023 and 2024, which were capitalized at a higher cost than the initial drydock component capitalized upon the delivery of each vessel from the shipyard.

Interest income was $2.1 million in the six months ended June 30, 2024, compared to $3.0 million in the six months ended June 30, 2023.

7	Flex LNG Ltd. Second Quarter Results 2024

Interest expense was $53.8 million in the six months ended June 30, 2024, compared to $53.5 million in the six months ended June 30, 2023.

Extinguishment costs of long-term debt were $nil in the six months ended June 30, 2024, compared to $10.2 million in the six months ended June 30, 2023. In 2023, the Company recorded an unrealized write-off of unamortized debt issuance costs of $8.8 million and direct exit costs of $1.4 million in relation to the extinguishment of the $629 Million Facility and the Flex Amber Sale and Leaseback as part of the Company's refinancings under the balance sheet optimization programme.

The Company recorded a gain on derivatives of $10.8 million in the six months ended June 30, 2024, which includes a net unrealized loss on derivatives of $2.6 million and a net realized gain of $13.4 million. This compares to a gain on derivatives of $14.3 million in the six months ended June 30, 2023, which includes a net unrealized gain of $11.2 million and a net realized gain of $3.0 million. The net unrealized gain or loss on derivatives is primarily derived from the movements in the fair value of the interest rate swaps which will fluctuate based on changes in the total notional amount and the movement in the long-term floating rate of interest during the period. The realized gain/(loss) on derivative settlements will be affected by changes in the shorter term floating rate of interest compared to the respective agreements' fixed rate of interest.

The Company recorded a foreign exchange loss of $0.3 million in the six months ended June 30, 2024, compared to a loss of $0.7 million in the six months ended June 30, 2023.

We recorded other financial items expense of $0.1 million in the six months ended June 30, 2024, compared to an expense of $0.4 million in the six months ended June 30, 2023.

The Company reported a net income of $55.1 million and basic earnings per share of $1.02 for the six months ended June 30, 2024, compared to a net income of $55.5 million and basic earnings per share of $1.03 for the six months ended June 30, 2023.

Adjusted EBITDA2 for the six months ended June 30, 2024, was $133.8 million compared to $138.7 million for the six months ended June 30, 2023.

Adjusted net income3 for the six months ended June 30, 2024, was $68.3 million and basic adjusted earnings per share of $1.27, compared to an adjusted net income of $63.5 million and basic adjusted earnings per share of $1.18 for the six months ended June 30, 2023.
2 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

8	Flex LNG Ltd. Second Quarter Results 2024

The time charter equivalent rate3 for the six months ended June 30, 2024, was $74,472 per day compared to $78,720 per day for the six months ended June 30, 2023.

Cash Flow for the three months ended June 30, 2024 and March 31, 2024
Total cash, cash equivalents and restricted cash was $370.3 million as at June 30, 2024, compared to $383.3 million as at March 31, 2024.

Net cash provided by operating activities in the second quarter 2024 was $47.5 million, compared to $34.9 million in the first quarter 2024. In the second quarter 2024, net income, after adjusting for non-cash items, was $45.0 million compared to $52.3 million in the first quarter 2024. Drydocking expenditure was $6.5 million for the second quarter 2024, compared to $3.6 million for the first quarter 2024 and the Company had positive working capital adjustments of $9.0 million for the second quarter 2024, compared to negative working capital adjustments of $13.8 million in the first quarter 2024.

Net cash used in investing activities was $nil in the first quarter 2024 and second quarter 2024.

Net cash used in financing activities was $60.7 million in the second quarter 2024, compared to $61.8 million used in financing activities in the first quarter 2024.

Balance Sheet as at June 30, 2024
In the six months ended June 30, 2024, the net book value of vessels and equipment was $2,189.9 million compared to $2,217.3 million as at December 31, 2023. The movement is explained by depreciation of $37.5 million and drydocking additions of $10.1 million.

As at June 30, 2024, total long-term debt was $1,760.4 million, compared to $1,812.1 million as at December 31, 2023, of which the current portion of long-term debt was $104.1 million and $103.9 million respectively. The decrease in long-term debt in the six months ended June 30, 2024, was due to regular repayment of long-term debt of $53.0 million, offset by $1.2 million from amortization of debt issuance costs.

As at June 30, 2024, total equity was $823.6 million compared to $847.7 million as at December 31, 2023. This decrease in equity consists of dividends paid of $80.7 million, offset by net income of $55.1 million and $1.6 million relating to a share-based compensation and distributed treasury shares.

9	Flex LNG Ltd. Second Quarter Results 2024

LNG Market Update
"The divergence in European and Asian gas price fundamentals persisted into the second quarter of 2024. The TTF price began the quarter at around $8/MMBtu and concluded at $10.6/MMBtu. Europe benefited from strong supply-side fundamentals, including robust pipeline flows from Norway, increased renewable and hydro generation, and historically high gas storage levels at the end of the withdrawal season. EU storage levels have remained elevated this year, currently at about 85% capacity, and are on track to reach 90% by 1st of November. However, recent reports of Ukrainian troops seizing a key Russian gas hub have caused a surge in European gas prices, pushing them to their highest level year-to-date at around ~$12.7/MMBtu.

In Asia, the JKM spot price increased from around $10/MMBtu in early April to $12.6/MMBtu by the end of the quarter. This rise was driven by several factors, including frequent LNG outages, notably at Wheatstone project in Australia, high temperatures leading to increased cooling demand, and unplanned coal and nuclear outages in Japan and South Korea. Over the first half of 2024, TTF saw a modest increase of ~2.7%, while JKM surged by ~9.7%. The arbitrage window remained open for much of Q2, resulting in higher volumes being directed to the East Asian market.

Total LNG exports in H1-2024 reached 206.8 MT, a slight increase of 1.8 MT or 0.9% year-on-year. The U.S. continues to lead as the world’s largest LNG exporter, producing around 43 MT in the first half of 2024, accounting for 21% of global supply. Australia and Qatar closely followed with 41 MT (20%) and 40 MT (19%) respectively. China remained the top importer in H1-2024 with 38 MT, up 11% year-on-year, driven by growth in industrial and power demand due to low LNG prices. Indian imports climbed 25% in H1-2024, totalling around 14 MT, due to lower hydro generation and regional heatwaves. European imports dropped ~20% to 54 MT due to reduced gas-powered power sector demand and strong renewables output. In the first half of 2024, U.S. LNG exports to Europe decreased by 20% year-on-year, amounting to 23 MT compared to 29 MT in the same period of 2023. Conversely, U.S. LNG exports to Asia saw a significant increase of 64% in the first half of 2024, rising to 15 MT.

Nearly 48 MTPA of LNG volumes were contracted during the first half of 2024. While these agreements vary in their duration, contracts lasting 15-20 years were the most common. For most new liquefaction projects, these off-take agreements represent important milestones on the path to reaching a final investment decision (FID). New contract volumes for North American projects amounted to ~17 MTPA, which is encouraging, as this demonstrates that these projects are progressing despite the White House's decision to pause pending decisions for new LNG export permits earlier this year.

The average spot rate for the second quarter was ~$49,200/day, lower than the $60,700/day average in Q2-2023, albeit on par with historical averages in 2021 and 2022. A large volume of spot fixtures was concluded, with >180 in H1-2024, marking a 60% year-on-year increase, as more ships became available from term deals. Reduced gas demand in the Atlantic, as well as the effect of Cape routing, led to many ships loading Atlantic cargoes and

10	Flex LNG Ltd. Second Quarter Results 2024

redelivering in Asia, creating a surplus of vessels in the East and a temporary rate disparity between the East and West. By the end of June, the market rebalanced as vessels started ballasting westwards, causing the rate spread between the Atlantic and Pacific to narrow. Current spot rates are quoted at ~$83,000/day, climbing higher in anticipation of a tighter market during the second half of the year.

One- and three-year TC rates are quoted at $78,000-$85,000/day, while longer-term charters, five years and more, hover around $95,000/day. Longer-term charters maintain a premium over shorter-term ones due to the expected market tightening in 2026 and onwards, as well as the longer dated term charters are pegged to the newbuilding price of around $260m.

The LNGC fleet expanded by 12 ships in Q2, bringing the total growth for the year to around 24 ships and the overall fleet to ~650 active vessels. The current orderbook stands at ~350 vessels, resulting in an orderbook-to-fleet ratio of nearly 54%. Less than 7% of the total orderbook is uncommitted, and the current newbuilding price of around $260m continues to pose a barrier for speculative orders. The fleet on the water remains relatively young, with more than half of the active vessels less than 10 years old. However, around 17 vessels are more than 30 years old, and more than 90 vessels are older than 20 years. Additionally, about 150 LNGCs have cargo capacity less than 140,000 cbm, becoming increasingly unattractive in today’s market.

The first loadings from the sanctioned Arctic LNG 2 liquefaction facility were reportedly completed in August, with two Dubai-controlled older LNGCs involved in the operation. The vessels, the 2005-built Pioneer and the 2002-built Asya Energy, were reportedly loading at the Arctic LNG 2’s first operating train. These ships were sold to Dubai-based Nur Global Shipping earlier this year and are among several vessels linked to Russian business. The disappearance of the last remaining ice around the Arctic LNG 2 facility has cleared the route for the two non-ice-classed vessels, facilitating their voyages. Western sanctions targeting the construction of the 21 ice-class Arc7 vessels planned for Arctic LNG 2 appear to have spurred the development of an LNG dark fleet."

11	Flex LNG Ltd. Second Quarter Results 2024

Second Quarter 2024 Result Presentation
Flex LNG will release its financial results for the second quarter 2024 on Wednesday August 14, 2024.

In connection with the earnings release, we will host a video webcast at 3:00 p.m. CET (9:00 a.m. EST). In order to attend the webcast use the following link:
https://events.webcast.no/flex-lng/YrvAzYJqnaDp7Z7oX33U/WXlMNJYo8ote5X1DhF2s

A Q&A session will be held after the conference/webcast. Information on how to submit questions will be given at the beginning of the session.

The presentation material which will be used in the conference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website. None of the information contained on the Company's website is incorporated into or forms a part of this report.

12	Flex LNG Ltd. Second Quarter Results 2024

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "forecast," "anticipate," "estimate," "intend," "plan," "possible," "potential," "pending," "target," "project," "likely," "may," "will," "would," "should," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. As such, these forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. The Company undertakes no obligation, and specifically declines any obligation, except as required by applicable law or regulation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the effect of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the impact of public health threats, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, customers' increasing emphasis on environmental and safety concerns, potential liability from pending or future litigation, general domestic and international political conditions or events, including the war between Russia and Ukraine, as

13	Flex LNG Ltd. Second Quarter Results 2024

well as the developments in the Middle East, including continued conflicts between Israel and Hamas and the conflict regarding the Houthi attack in the Red Sea, business disruptions, including supply chain disruption and congestion, due to natural or other disasters or otherwise, potential physical disruption of shipping routes due to accidents, climate-related incidents, or political events, vessel breakdowns and instances of off-hire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”). For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

14	Flex LNG Ltd. Second Quarter Results 2024

Board of Directors of Flex LNG Ltd.

August 14, 2024

Ola Lorentzon
Chairman of the Board of Directors

Steen Jakobsen
Director

Nikolai Grigoriev
Director

Susan Sakmar
Director

15	Flex LNG Ltd. Second Quarter Results 2024

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Operations
(figures in thousands of $, except per share data)
		Three months ended			Six months ended
		June 30,	March 31,	June 30,	June 30,	June 30,
	Note	2024	2024	2023	2024	2023
Vessel operating revenues		84,697	90,235	86,727	174,932	179,204
Voyage expenses		(742)	(560)	(762)	(1,302)	(1,035)
Vessel operating expenses		(17,810)	(16,675)	(17,293)	(34,485)	(32,999)
Administrative expenses		(2,736)	(2,525)	(2,198)	(5,261)	(6,067)
Depreciation	7	(18,915)	(18,540)	(18,251)	(37,455)	(35,870)
Operating income		44,494	51,935	48,223	96,429	103,233
Interest income		1,122	937	1,284	2,059	2,973
Interest expense		(27,118)	(26,688)	(27,203)	(53,806)	(53,526)
Extinguishment costs of long-term debt	9	—	—	—	—	(10,238)
Gain on derivatives	10	3,462	7,319	17,110	10,781	14,264
Foreign exchange gain/(loss)		147	(410)	(113)	(263)	(700)
Other financial items		(200)	111	(280)	(89)	(418)
Income before tax		21,907	33,204	39,021	55,111	55,588
Income tax (expense) / benefit		(72)	20	(5)	(52)	(41)
Net income		21,835	33,224	39,016	55,059	55,547

Earnings per share:
Basic	3	0.41	0.62	0.73	1.02	1.03
Diluted	3	0.40	0.62	0.72	1.02	1.03

Unaudited Interim Financial Information Condensed Consolidated Statements of Comprehensive Income
(figures in thousands of $)

		Three months ended			Six months ended
		June 30,	March 31,	June 30,	June 30,	June 30,
	Note	2024	2024	2023	2024	2023
Net income for the period		21,835	33,224	39,016	55,059	55,547
Total other comprehensive income/(loss)		—	—	—	—	—
Total comprehensive income		21,835	33,224	39,016	55,059	55,547

The accompanying notes are an integral part of these condensed consolidated financial statements.

16	Flex LNG Ltd. Second Quarter Results 2024

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
		June 30,	March 31,	December 31,
	Note	2024	2024	2023
ASSETS
Current assets
Cash and cash equivalents	4	370,203	383,187	410,425
Restricted cash	4	52	152	119
Inventory		4,951	5,406	5,091
Other current assets	5	39,487	40,197	26,640
Receivables due from related parties	12	556	980	786
Total current assets		415,249	429,922	443,061

Non-current assets
Derivative instruments	10	36,302	44,824	48,829
Vessels and equipment, net	7	2,189,950	2,202,341	2,217,301
Other fixed assets		1	1	2
Total non-current assets		2,226,253	2,247,166	2,266,132
Total Assets		2,641,502	2,677,088	2,709,193

EQUITY AND LIABILITIES
Current liabilities
Current portion of long-term debt	8,9	104,100	103,719	103,870
Derivative instruments	10	444	231	—
Payables due to related parties	12	471	608	384
Accounts payable		2,758	2,293	3,508
Other current liabilities	6	53,823	46,732	45,505
Total current liabilities		161,596	153,583	153,267

Non-current liabilities
Long-term debt	8,9	1,656,294	1,682,572	1,708,273
Total non-current liabilities		1,656,294	1,682,572	1,708,273
Total Liabilities		1,817,890	1,836,155	1,861,540

Equity
Share capital (June 30, 2024: 54,520,325 shares issued, par value $0.01 per share (March 31, 2024 and December 31, 2023: 54,520,325 shares issued, par value $0.10 per share))	13	545	5,452	5,452
Treasury shares at cost (June 30, 2024: 649,493 (March 31, 2024 and December 31, 2023: 784,007))	14	(6,263)	(7,560)	(7,560)
Additional paid in capital	13	904,942	1,204,992	1,204,634
Contributed Surplus	13	264,504	—	—
Accumulated deficit		(340,116)	(361,951)	(354,873)
Total equity		823,612	840,933	847,653
Total Equity and Liabilities		2,641,502	2,677,088	2,709,193

The accompanying notes are an integral part of these condensed consolidated financial statements.

17	Flex LNG Ltd. Second Quarter Results 2024

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Six months ended
		June 30,	March 31,	June 30,	June 30,	June 30,
	Note	2024	2024	2023	2024	2023

OPERATING ACTIVITIES
Net income		21,835	33,224	39,016	55,059	55,547
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	7	18,915	18,540	18,251	37,455	35,870
Extinguishment costs of long-term debt		—	—	—	—	10,238
Amortization of debt issuance costs		605	619	826	1,224	1,399
Share-based payments	15	363	358	341	721	1,033
Foreign exchange (gain)/loss		(12)	410	113	398	700
Change in fair value of derivative instruments	10	3,365	(749)	(10,909)	2,616	(3,032)
Drydocking expenditure	7	(6,524)	(3,579)	(16,119)	(10,103)	(20,650)
Other		(79)	(119)	1	(198)	(1)
Changes in operating assets and liabilities, net:
Inventory		455	(315)	(406)	140	(324)
Other current assets	5	710	(13,557)	2,625	(12,847)	(9,690)
Receivables due from related parties	12	424	(194)	(68)	230	(918)
Payables due to related parties	12	(137)	224	348	87	427
Accounts payable		465	(1,215)	1,201	(750)	3,642
Other current liabilities	6	7,091	1,227	5,651	8,318	375
Net cash provided by operating activities		47,476	34,874	40,871	82,350	74,616

INVESTING ACTIVITIES
Purchase of other fixed assets		—	—	(2)	—	(2)
Net cash used in investing activities		—	—	(2)	—	(2)

FINANCING ACTIVITIES
Repayment of long-term debt	9	(26,502)	(26,459)	(25,887)	(52,961)	(57,994)
Proceeds from revolving credit facilities	9	400,000	400,000	400,000	800,000	956,667
Repayment of revolving credit facilities	9	(400,000)	(400,000)	(400,000)	(800,000)	(806,667)
Prepayment of long-term debt	9	—	—	—	—	(595,344)
Proceeds from long-term debt	9	—	—	—	—	650,000
Extinguishment costs paid on long-term debt	9	—	—	—	—	(1,433)
Proceeds from termination of derivative instruments	10	5,370	4,985	—	10,355	—
Financing costs		—	(12)	(156)	(12)	(7,681)
Proceeds from distribution of treasury shares	15	884	—	—	884	—
Dividends paid	3	(40,403)	(40,302)	(40,262)	(80,705)	(93,944)
Net cash (used in)/provided by financing activities		(60,651)	(61,788)	(66,305)	(122,439)	43,604

18	Flex LNG Ltd. Second Quarter Results 2024

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Six months ended
		June 30,	March 31,	June 30,	June 30,	June 30,
	Note	2024	2024	2023	2024	2023
Effect of exchange rate changes on cash		91	(291)	(113)	(200)	(698)
Net (decrease)/increase in cash, cash equivalents and restricted cash		(13,084)	(27,205)	(25,549)	(40,289)	117,520

Cash, cash equivalents and restricted cash at the beginning of the period	4	383,339	410,544	475,470	410,544	332,401
Cash, cash equivalents and restricted cash at the end of the period	4	370,255	383,339	449,921	370,255	449,921
The accompanying notes are an integral part of these condensed consolidated financial statements.

19	Flex LNG Ltd. Second Quarter Results 2024

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)

For the six months ended June 30, 2023:

	Number of Shares Outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Accumulated Deficit	Total Equity

At January 1, 2023	53,682,140	5,452	(8,082)	1,203,407	(293,687)	907,090
Share-based payments	—	—	—	692	—	692
Net income	—	—	—	—	16,531	16,531
Dividends paid	—	—	—	—	(53,682)	(53,682)
At March 31, 2023	53,682,140	5,452	(8,082)	1,204,099	(330,838)	870,631
Share-based payments	—	—	—	341	—	341
Net income	—	—	—	—	39,016	39,016
Dividends paid	—	—	—	—	(40,262)	(40,262)
At June 30, 2023	53,682,140	5,452	(8,082)	1,204,440	(332,084)	869,726

For the six months ended June 30, 2024:

	Number of Shares Outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Deficit	Total Equity

At January 1, 2024	53,736,318	5,452	(7,560)	1,204,634	—	(354,873)	847,653
Share-based payments	—	—	—	358	—	—	358
Net income	—	—	—	—	—	33,224	33,224
Dividends paid	—	—	—	—	—	(40,302)	(40,302)
At March 31, 2024	53,736,318	5,452	(7,560)	1,204,992	—	(361,951)	840,933
Transfer arising from change in par value of shares	—	(4,907)	—	—	4,907	—	—
Transfer to contributed surplus	—	—	—	(300,000)	300,000	—	—
Distributed treasury shares	134,514	—	1,297	(413)	—	—	884
Share-based payments	—	—	—	363	—	—	363
Net income	—	—	—	—	—	21,835	21,835
Dividends paid	—	—	—	—	(40,403)	—	(40,403)
At June 30, 2024	53,870,832	545	(6,263)	904,942	264,504	(340,116)	823,612

The accompanying notes are an integral part of these condensed consolidated financial statements.

20	Flex LNG Ltd. Second Quarter Results 2024

Notes to the Interim Consolidated Accounts

Note 1: General information
Flex LNG Ltd. (together with its subsidiaries, the "Company" or "Flex LNG") is a limited liability company, originally incorporated in the British Virgin Islands and registered in Bermuda as of June 2017. The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG"). The Company's ordinary shares are listed on the New York Stock Exchange (the "NYSE") and the Oslo Stock Exchange (the "OSE") under the symbol "FLNG". The interim financial information is unaudited.

Note 2: Accounting principles
Basis of accounting
The unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an annual report, and should be read in conjunction with the annual consolidated financial statements and notes for the year ended December 31, 2023 included in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on March 5, 2024.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2023.

Recent accounting pronouncements
Recently issued accounting pronouncements are not expected to materially impact the Company.

Note 3: Earnings per share

Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be outstanding if all the dilutive potential ordinary shares were issued, excluding those purchased by the Company and held as treasury shares. If in the period there is a loss, then any potential ordinary shares have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive.

21	Flex LNG Ltd. Second Quarter Results 2024

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

(figures in thousands of $, except per share data)
	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2024	2023	2024	2023
Net income	21,835	33,224	39,016	55,059	55,547

Weighted average number of ordinary shares	53,846,340	53,736,318	53,682,140	53,791,329	53,682,140
Share options	185,292	248,751	260,999	228,642	262,856
Weighted average number of ordinary shares, adjusted for dilution	54,031,632	53,985,069	53,943,139	54,019,971	53,944,996

Earnings per share:
Basic	0.41	0.62	0.73	1.02	1.03
Diluted	0.40	0.62	0.72	1.02	1.03

Dividends/Distributions paid per share	(0.75)	(0.75)	(0.75)	(1.50)	(1.75)

On May 22, 2024, the Company’s Board of Directors declared a cash distribution for the first quarter of 2024 of $0.75 per share. This distribution was paid on June 21, 2024 and June 26, 2024, to shareholders, on the OSE and NYSE respectively, on record as of June 7, 2024, .

Note 4: Cash, cash equivalents and restricted cash

The following identifies the balance sheet line items included in cash, cash equivalents and restricted cash as presented in the consolidated statements of cash flows:

(figures in thousands of $)
	June 30,	March 31,	December 31,
	2024	2024	2023
Cash and cash equivalents	370,203	383,187	410,425
Restricted cash	52	152	119
	370,255	383,339	410,544

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

22	Flex LNG Ltd. Second Quarter Results 2024

Note 5: Other current assets

Other current assets includes the following:

(figures in thousands of $)
	June 30,	March 31,	December 31,
	2024	2024	2023
Trade accounts receivable, net	6,227	7,194	447
Accrued income	17,071	13,207	12,114
Prepaid expenses	8,120	10,521	7,498
Other receivables	8,069	9,275	6,581
	39,487	40,197	26,640

Note 6: Other current liabilities

Other current liabilities includes the following:

(figures in thousands of $)
	June 30,	March 31,	December 31,
	2024	2024	2023
Accrued expenses	19,120	17,927	12,582
Deferred charter revenue	34,074	27,014	32,441
Other current liabilities	553	1,715	482
Provisions	76	76	—
	53,823	46,732	45,505

Note 7: Vessels and equipment, net
Movements in the six months ended June 30, 2024 for vessels and equipment, net is summarized as follows:

(figures in thousands of $)

	Vessels and equipment	Drydocks	Total

Cost
At January 1, 2024	2,467,470	43,214	2,510,684
Additions	—	10,103	10,103
Disposals	—	(5,000)	(5,000)
At June 30, 2024	2,467,470	48,317	2,515,787

Accumulated depreciation
At January 1, 2024	(275,371)	(18,012)	(293,383)
Charge	(32,772)	(4,682)	(37,454)
Disposals	—	5,000	5,000
At June 30, 2024	(308,143)	(17,694)	(325,837)

Net book value
At January 1, 2024	2,192,099	25,202	2,217,301
At June 30, 2024	2,159,327	30,623	2,189,950

23	Flex LNG Ltd. Second Quarter Results 2024

In April 2024 and May 2024, we successfully completed the drydocking of Flex Constellation and Flex Courageous, respectively, in accordance with the guided timing and cost.

Note 8: Capital commitments

As of June 30, 2024, the Company's only capital commitments relate to long-term debt obligations, summarized as follows:

(figures in thousands of $)
	Sale & leaseback	Period repayment	Balloon repayment	Total
1 year	52,099	54,197	—	106,296
2 years	52,813	54,361	—	107,175
3 years	53,559	54,361	—	107,920
4 years	54,360	52,198	250,000	356,558
5 years	55,149	21,200	392,786	469,135
Thereafter	626,425	—	—	626,425
Total	894,405	236,318	642,786	1,773,509

Sale & leaseback's, which are classified as financing arrangements, include loan amortization and the final amounts payable in connection with repurchase obligations payable at the end of their respective charters.

Note 9: Long-term debt

As of June 30, 2024, the Company had a long-term debt obligations of $1,760.4 million (December 31, 2023: $1,812.1 million).

As of June 30, 2024, the Company's long-term debt obligations, net of debt issuance costs, are summarized as follows;

(figures in thousands of $)
Facility Name	Type	Maturity Date	Current portion	Non-current portion	Total
Flex Resolute $150 Million Facility	Term	December 2028	7,649	129,343	136,992
Flex Enterprise $150 Million Facility	Term	June 2029	9,380	122,116	131,496
$375 Million Facility	Term and revolving	January 2028	21,799	313,693	335,492
$290 Million Facility	Term and revolving	March 2029	14,234	256,456	270,690
$320 Million Sale and Leaseback	Sale and leaseback	May 2032	18,418	257,247	275,665
$330 Million Sale and Leaseback	Sale and leaseback	February 2035	16,715	285,164	301,879
Flex Rainbow Sale and Leaseback	Sale and leaseback	February 2033	8,754	158,483	167,237
Flex Volunteer Sale and Leaseback	Sale and leaseback	December 2031	7,151	133,792	140,943
			104,100	1,656,294	1,760,394

24	Flex LNG Ltd. Second Quarter Results 2024

Note 10: Financial Instruments
In order to reduce the risk associated with fluctuations in interest rates, the Company has interest rate swap agreements, whereby floating interest has been swapped to a fixed rate of interest on an aggregate net notional principal of $670.0 million as of June 30, 2024 (December 31, 2023: $720.0 million).

The Company shortened the duration of two interest rate swaps by an aggregate 14 years resulting in cash proceeds of $5.0 million and $5.4 million in the six months ended June 30, 2024. Both swaps each have a notional principal of $50 million and have fixed interest rates of 1.91% and 2.15%, respectively. The expiration date of both swaps has shortened from July 2032 to July 2025.

Our interest rate swap contracts as of June 30, 2024, of which none are designated as hedging instruments, are summarized as follows:

(figures in thousands of $)	Notional principal	Weighted Average Maturity Date	Weighted Average Fixed Interest Rate	Interest Rate Benchmark
Receiving floating, pay fixed (1)	841,000	January 2027	2.45%	SOFR
Receiving floating, pay fixed	110,000	August 2025	1.00%	SOFR + CAS (2)
Receiving fixed, pay floating (1)(3)	281,000	October 2027	4.43%	SOFR

(1)    This includes two reverse interest rate swap agreements with a forward start date of March 2026 that are on average receiving a net weighted average 2.50% fixed interest on a notional principal of $100.0 million and maturity date of March 2032.
(2)    The reference rate for these interest rate swap agreements are based on SOFR plus a Credit Adjustment Spread of 0.26161% based on the LIBOR fallback protocol.
(3)    Interest rate swap agreements, which involve the receiving of fixed interest and paying of a floating benchmark rate of interest, have been entered into by the Company as reverse swaps of existing interest rate swap agreements. This has the effect of unwinding the positive fair value position of existing swap agreements.
Movements in the six months ended June 30, 2024 for the derivative instrument assets and liabilities is summarized as follows:

25	Flex LNG Ltd. Second Quarter Results 2024

(figures in thousands of $)

	Derivative Instrument Asset	Derivative Instrument Liability	Total
At January 1, 2024	48,829	—	48,829
Change in fair value of derivative instruments	(2,172)	(444)	(2,616)
Proceeds from termination of derivative instruments	(10,355)	—	(10,355)
At June 30, 2024	36,302	(444)	35,858

Gain on derivatives as recorded on the Company's unaudited condensed consolidated statements of operations is summarized as follows:

(figures in thousands of $)
	Three months ended			Six months ended
	June 30,	March 31,	December 31,	June 30,	June 30,
	2024	2024	2023	2024	2023
Change in fair value of derivative instruments	(3,365)	749	10,909	(2,616)	3,032
Realized gain on derivative instruments	6,827	6,570	6,201	13,397	11,232
Gain on derivatives	3,462	7,319	17,110	10,781	14,264

Note 11: Fair Value of Financial Assets and Liabilities
The principal financial assets of the Company at June 30, 2024 and December 31, 2023, consist primarily of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash, cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying condensed consolidated balance sheets.

The fair value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their carrying amounts in the accompanying condensed consolidated balance sheets.

26	Flex LNG Ltd. Second Quarter Results 2024

The fair value of floating rate debt has been determined using Level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or semi-annual basis. The carrying value of the floating rate debt is shown net of debt issuance costs, while fair value of floating rate debt is shown gross.

The fair value of fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

(figures in thousands of $)		June 30,		December 31,
		2024		2023
	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash and cash equivalents	Level 1	370,203	370,203	410,425	410,425
Restricted cash	Level 1	52	52	119	119
Derivative instruments receivable	Level 2	36,302	36,302	48,829	48,829
Derivative instruments payable	Level 2	(444)	(444)	—	—
Floating rate debt	Level 2	(1,619,451)	(1,603,818)	(1,667,749)	(1,680,623)
Fixed rate debt	Level 2	(140,943)	(123,279)	(144,394)	(128,218)

There have been no transfers between different levels in the fair value hierarchy during the six months ended June 30, 2024.

Assets Measured at Fair Value on a Recurring Basis
The fair value (Level 2) of interest rate swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Danske Bank (S&P Global rating: A+) and DNB (S&P Global rating: AA-).

27	Flex LNG Ltd. Second Quarter Results 2024

Note 12: Related party transactions
We transact business with the following related parties and affiliated companies (and respective subsidiaries), being companies in which Geveran Trading Co. Ltd ("Geveran") and companies associated with Geveran have significant influence or control, including: SFL Corporation Ltd, Seatankers Management Co. Ltd, Paratus Energy Services Ltd, Golden Ocean Group Limited, Frontline Plc, Northern Ocean Limited, Avance Gas Holding Ltd, Front Ocean Management Ltd.
Related Party Balances
A summary of receivables due from related parties and affiliated companies are as follows:

(figures in thousands of $)
	June 30,	March 31,	December 31,
	2024	2024	2023
Seatankers Management Norway AS	18	—	—
Seatankers Services (UK) LLP	—	18	9
Frontline (Management) Cyprus Limited	513	362	8
Frontline Management (Bermuda) Limited	—	510	510
Avance Gas AS	25	90	232
Sloane Square Capital Holdings Ltd	—	—	19
Paratus Management (UK) Limited	—	—	8
	556	980	786

A summary of payables due to related parties and affiliated companies are as follows:

(figures in thousands of $)
	June 30,	March 31,	December 31,
	2024	2024	2023
Frontline (Management) Cyprus Limited	(152)	—	—
SFL Corporation Ltd	—	(2)	—
Seatankers Management Co. Ltd	(29)	—	—
Frontline Corporate Services Ltd	(23)	(17)	(26)
Flex LNG Fleet Management AS	(256)	(589)	(358)
Front Ocean Management Ltd	(11)	—	—
	(471)	(608)	(384)

28	Flex LNG Ltd. Second Quarter Results 2024

Related Party Transactions
A summary of transactions with related parties and affiliated companies is as follows:

(figures in thousands of $)
	Three months ended			Year ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2024	2023	2024	2023
Administration services fees
Seatankers Management Co. Ltd	(29)	(70)	(12)	(99)	(20)
Front Ocean Management AS	(117)	(156)	(106)	(273)	(211)
Front Ocean Management Ltd	(67)	(62)	(65)	(129)	(132)
Frontline Management (Bermuda) Limited	(66)	(30)	(45)	(96)	(83)
Frontline (Management) Cyprus Limited	(48)	—	—	(48)	—

Technical Management fees
Flex LNG Fleet Management AS	(939)	(873)	(853)	(1,812)	(1,656)

Office facilities
Seatankers Management Norway AS	(17)	—	(18)	(17)	(35)

Administrative support income
Sloane Square Capital Holdings Ltd	—	—	3	—	9
Avance Gas AS	5	10	—	15	178
Seatankers Services (UK) LLP	—	6	—	6	—
Total related party transactions	(1,278)	(1,175)	(1,096)	(2,453)	(1,950)

Note 13: Share capital, Additional Paid in Capital and Contributed Surplus
At the 2024 Annual General Meeting ("AGM") held in April 2024, the Company's shareholders approved the reduction of the Company's Share Premium Account (Recognized as Additional paid-in capital in the Consolidated Statements of Changes in Shareholders’ Equity) of the Company by $300.0 million and the crediting of the same amount resulting from the reduction to the Company’s Contributed Surplus account, with effect from April 2024. The purpose of this proposal is primarily to increase the ability of the Company to make distributions to its Shareholders.

Also at the 2024 AGM, the Company's shareholders approved a reorganization of the Company's share capital was approved in accordance with the Bermuda Companies Act. Prior to the reorganization, the Company's authorized share capital was 10,000,000,000 shares, par value $0.10 per share. Following the reorganization, the Company's authorized share capital was adjusted to 100,000,000 shares, par value $0.01 per share. As there were 54,520,325 shares issued and fully paid at the time of the reorganization, to reflect the decrease in the par value of each share from $0.10 to $0.01, $4.9 million was transferred from share capital to contributed surplus. The shares of par value $0.01 each rank pari passu in all respects with each other.
In June 2024, the Company paid a cash distribution out of the Company's Contributed Surplus account for the first quarter 2024 of $0.75 per share.

29	Flex LNG Ltd. Second Quarter Results 2024

As at June 30, 2024, the Company had an issued share capital of $0.5 million divided into 54,520,325 ordinary shares, par value $0.01 per share and as at December 31, 2023, the Company had issued share capital of $5.5 million divided into 54,520,325 ordinary shares, par value $0.10 per share.

As at June 30, 2024, the Company had Additional Paid in Capital of $904.9 million (December 31, 2023: $1,204.6 million).

As at June 30, 2024, the Company had Contributed Surplus of $264.5 million (December 31, 2023: $0.0 million).

Note 14: Treasury shares
As at June 30, 2024, the Company holds an aggregate of 649,493 shares (December 31, 2023: 784,007 shares) at a cost of $6.3 million (December 31, 2023: $7.6 million), with a weighted average cost of $9.64 per share (December 31, 2023: $9.64 per share).

Note 15: Share based compensation
In the three months ended June 30, 2024, 144,500 share options, under the August 2021 tranche and May 2022 tranche were exercised by members of management and settled by the Company through the transfer of 134,514 Treasury shares to the option holders.
As at June 30, 2024, the Company had 254,000 outstanding non-vested share options (December 31, 2023: 271,500), with a weighted average adjusted exercise price of $8.43 (December 31, 2023: $10.51) and a weighted average remaining contractual term of 2.2 years (December 31, 2023: 2.8 years).
The number of outstanding vested share options as at June 30, 2024 was 15,000 (December 31, 2023: 142,000) with a weighted average adjusted exercise price of $17.37 and a weighted average remaining contractual term of 2.9 years.
Adjusted exercise price refers to the fact that the exercise price of each option is adjusted for dividends paid since the grant date of the option in line with the Company's share option scheme.

30	Flex LNG Ltd. Second Quarter Results 2024

Note 16: Subsequent Events

In July 2024, the Company received credit-approved term sheets for a $270 million term and revolving credit facility. The $270 Million Facility will re-finance the amounts outstanding under the $375 Million Facility, in respect of Flex Aurora and Flex Ranger. The facility is comprised of a $90 million term loan facility with a six-year repayment profile and a non-amortizing $180 million revolving credit facility, resulting in an average age-adjusted repayment profile of 22 years. The facility has an interest rate of SOFR plus 185 basis points.

Also in July 2024, the Company received credit-approved term sheets for a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Endeavour. The Flex Endeavour Sale and Leaseback will re-finance the amounts outstanding under the $375 Million Facility, in respect of Flex Endeavour. Under the terms of the agreement, the vessel will be sold for a consideration of $160 million, with a bareboat charter of approximately 9.9 years. The bareboat rate payable under the lease has a fixed element based on a fixed rate of interest and a variable element based on term SOFR plus a margin. The Company has the options to terminate the lease and repurchase the vessel at fixed price after approximately 8.5 years.

The aforementioned re-financings of the $375 Million Facility which is to be replaced with the Flex Endeavour Sale and Leaseback and the $270 Million Facility are expected to close in the fourth quarter 2024, subject to final documentation and customary closing conditions.

In August 2024, the Company terminated two forward-start, mirror interest rate swaps with notional principals of $100 million each. The positive proceeds at the date of termination were used to enter into a new $100 million interest rate swap with a fixed rate of interest of 0.825% swapped for a floating rate based on SOFR. The new swap has the same duration as the terminated swaps, which had an effective date in March 2026 and a maturity date of March 2032.

On August 13, 2024, the Company’s Board of Directors declared a cash distribution for the second quarter of 2024 of $0.75 per share. The distribution will be made from the Company’s Contributed Surplus account, which consists of previously paid in share premium transferred from the Company’s Additional Paid In Capital account. This dividend will be paid on or around September 12, 2024, to shareholders on record as of August 29, 2024. On the NYSE, the ex-dividend date is August 29, 2024 and last day of trading right to receive distribution is August 28, 2024. On the OSE, the ex-dividend date is August 28, 2024 and the last day of trading right to receive distribution is August 27, 2024.

31	Flex LNG Ltd. Second Quarter Results 2024

All declarations of dividends are subject to the determination and discretion of the Company’s Board of Directors based on its consideration of various factors, including the Company’s results of operations, financial condition, level of indebtedness, anticipated capital requirements, contractual restrictions, restrictions in its debt agreements, restrictions under applicable law, its business prospects and other factors that the Board of Directors may deem relevant.

32	Flex LNG Ltd. Second Quarter Results 2024

(A) Reconciliation of Net Income/(Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA is defined as net income/(loss) plus net interest expense, write-off of debt issuance costs, income tax expense / (benefit) and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity calculated in accordance with U.S. GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA because Adjusted EBITDA eliminates the impact of items not associated with the ongoing performance of our core operations. To derive Adjusted EBITDA, we have excluded certain gains/losses related to mark to market of derivatives, termination of long-term debt and foreign exchange.
The table below reconciles net income/(loss), the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.

(Unaudited figures in thousands of $)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2024	2023	2024	2023
Net income	21,835	33,224	39,016	55,059	55,547
Interest income	(1,122)	(937)	(1,284)	(2,059)	(2,973)
Interest expense	27,118	26,688	27,203	53,806	53,526
Write-off of unamortized debt issuance costs	—	—	—	—	8,805
Income tax expense / (benefit)	72	(20)	5	52	41
Depreciation	18,915	18,540	18,251	37,455	35,870
EBITDA	66,818	77,495	83,191	144,313	150,816
Extinguishment costs paid on long-term debt	—	—	—	—	1,433
(Gain)/loss on derivatives	(3,462)	(7,319)	(17,110)	(10,781)	(14,264)
Foreign exchange (gain)/loss	(147)	410	113	263	700
Adjusted EBITDA	63,209	70,586	66,194	133,795	138,685

33	Flex LNG Ltd. Second Quarter Results 2024

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share

Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, fees in relation to the extinguishment of long-term debt, foreign exchange gains/loss and gain/loss on derivatives financial instruments held for trading. Adjusted Earnings/(loss) Per Share ("EPS") represents earnings attributable to shareholders of the Company adjusted for unrealized gain/loss on derivatives as defined above, foreign exchange gains/losses, fees in relation to the extinguishment of long-term debt and write-off and accelerated amortization of unamortized loan fees and premium, divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that adjusted net income and adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.
Adjusted net income and adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, net income, operating income, earnings per share or any other measure of operating performance presented in accordance with US GAAP. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Adjusted net income and adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.
In evaluating adjusted net income and adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted net income and adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

34	Flex LNG Ltd. Second Quarter Results 2024

(Unaudited figures in thousands of $, except per share data)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2024	2023	2024	2023
Net income	21,835	33,224	39,016	55,059	55,547
Extinguishment costs of long-term debt	—	—	—	—	10,238
Change in assets/liabilities of derivative instruments	8,735	4,236	(10,909)	12,971	(3,032)
Foreign exchange (gain)/loss	(147)	410	113	263	700
Adjusted net income	30,423	37,870	28,220	68,293	63,453

Weighted average number of ordinary shares	53,846,340	53,736,318	53,682,140	53,791,329	53,682,140
Denominator for diluted earnings per share	54,031,632	53,985,069	53,943,139	54,019,971	53,944,996

Adjusted basic earnings per share	0.56	0.70	0.53	1.27	1.18
Adjusted diluted earnings per share	0.56	0.70	0.52	1.26	1.18

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Income
Consistent with general practice in the shipping industry, we use Time Charter Equivalent ("TCE") income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses. Under time charter agreements, voyage expenses, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer. Whereas under voyage charter agreements, voyage expenses are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time Charter Equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with vessel operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.
While we believe these measures are useful to investors, the definitions of TCE income and the TCE rate used by us may not be comparable to similar measures used by other companies.
The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.

(Unaudited figures in thousands of $)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2024	2023	2024	2023
Vessel operating revenues	84,697	90,235	86,727	174,932	179,204
Less:
Voyage expenses	(742)	(560)	(762)	(1,302)	(1,035)
Time charter equivalent income	83,955	89,675	85,965	173,630	178,169

35	Flex LNG Ltd. Second Quarter Results 2024

(ii) Time Charter Equivalent Rate
Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled drydocking or special or intermediate surveys and lay-ups, if any.
The table below reconciles Time Charter Equivalent income to Time Charter Equivalent rate.

(Unaudited figures in thousands of $, except for TCE rate and days)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2024	2023	2024	2023
Time charter equivalent income	83,955	89,675	85,965	173,630	178,169

Fleet onhire days	1,160	1,172	1,113	2,331	2,263
Time charter equivalent rate	72,385	76,539	77,218	74,472	78,720
(D) Reconciliation of Vessel operating expenses to Operating Expenses per day

(i) Operating Expenses per day
Operating Expenses ("Opex") per day represents the weighted average daily vessel operating expenses of our entire operating fleet.
Opex per day is a measure of the average daily operating performance. Our method of calculating Opex per day is determined by dividing vessel operating expenses by the available days during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period.

36	Flex LNG Ltd. Second Quarter Results 2024

Consistent with general practice in the shipping industry, we use Opex per day as a measure to compare Opex to compare the relative performance of the Companies technical performance with other industry peers. Operating expenses is a common shipping industry performance measure used primarily to compare period-to-period borne by the owner of the vessel and therefore can impact the overall net income and performance of the Company's fleet. Opex per day, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with Vessel Operating Expenses, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance
The table below reconciles Vessel Operating Expenses to Opex per day.

(Unaudited figures in thousands of $, except for opex per day and available days)	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2024	2023	2024	2023
Vessel operating expenses	(17,810)	(16,675)	(17,293)	(34,485)	(32,999)

Available days	1,183	1,183	1,183	2,366	2,353
Opex per day	(15,055)	(14,096)	(14,618)	(14,575)	(14,024)

37	Flex LNG Ltd. Second Quarter Results 2024

INTERIM REPORT JANUARY - JUNE 2024

Responsibility Statement

We confirm, to the best of our knowledge, that the condensed consolidated financial statements for the period January 1 to June 30, 2024 have been stated in accordance with U.S. generally accepted accounting principles, and give a true and fair view of the Company's assets, liabilities, financial position and profit or loss as a whole. We also confirm, to the best of our knowledge, that the interim management report includes a fair review of important events that have occurred during the first six months of the financial year and their impact on the condensed financial statements, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related party transactions.

The Board of Directors
Flex LNG Ltd.
Hamilton Bermuda
August 14, 2024

Ola Lorentzon             (Chairman of the Board of Directors)
Steen Jakobsen            (Director)
Nikolai Grigoriev        (Director)
Susan Sakmar            (Director)

38	Flex LNG Ltd. Second Quarter Results 2024